UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Progress Report on Corporate Value Enhancement Plan of KB Financial Group Inc.

On April 24, 2025, KB Financial Group Inc. (“KB Financial Group”) disclosed its progress report (the “Progress Report”) on its Corporate Value Enhancement Plan, which was previously disclosed on October 24, 2024 on its website (www.kbfg.com).

The main contents of the Progress Report are as follows:

1.	Overview

2.	KB Financial Group’s Value-up Highlights

2-1. Enhancement of Shareholder Returns

2-2. Governance, ESG and IR

The Progress Report contains forward-looking statements within the meaning of U.S. securities laws and these statements are based on current plans, estimates, projections, goals and targets. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, such as those relating to the regulatory environment, KB Financial Group’s capital ratio forecasts and strategic objectives, including inorganic growth initiatives, which may cause KB Financial Group’s actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. KB Financial Group does not make any representation or warranty as to the accuracy or completeness of the information contained herein or in the Progress Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 24, 2025	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer